

September 26, 2014

<u>Via E-mail</u>
Paul Giles
Chief Executive Officer
World Moto, Inc.
131 Thailand Science Park INC-1 #214
Phahonyothin Road
Klong1, Klong Luang
Pathumthani 12120 Thailand

>   **Re: World Moto, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed on September 12, 2014**
>   **File No. 333-195710**

Dear Mr. Giles:

We have reviewed your amended registration statement and have the following comment.

<u>Item 16. Exhibits</u>

1.   Please file as an exhibit to the registration statement a complete copy of the articles of incorporation, as amended. Refer to Item 601(b)(3)(i) of Regulation S-K.

Please contact Ji Shin, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
Mark C. Lee
Greenberg Traurig, LLP